# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MASIMO CORP, CIK 0000937556
CUSIP: 574795100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 52 Discovery, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 02/16/2026
Amends the filing with accession number 0000914121-22-004079
Filed by CIK 0001885245
Persons authorized to receive notices and communications: Quentin Koffey, Politan Capital Management LP, 106 West 56th Street, 10th Floor, New York, New York (NY), 10019, 646-690-2830

## Reporting persons
- Politan Capital Management LP (CIK 0001885245): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,586,630; sole dispositive power 0; shared dispositive power 4,586,630; aggregate amount beneficially owned 4,586,630 (6.2% of the class)
- Politan Capital Management GP LLC (CIK 0001984176): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,586,630; sole dispositive power 0; shared dispositive power 4,586,630; aggregate amount beneficially owned 4,586,630 (6.2% of the class)
- Politan Capital Partners GP LLC (CIK 0001984175): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,586,630; sole dispositive power 0; shared dispositive power 4,586,630; aggregate amount beneficially owned 4,586,630 (6.2% of the class)
- Quentin Koffey (CIK 0001984174): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 4,243; shared voting power 4,586,630; sole dispositive power 4,243; shared dispositive power 4,586,630; aggregate amount beneficially owned 4,590,873 (6.2% of the class)
  Comment: The amounts in rows 7, 9 and 11 include 4,243 restricted share units granted to Mr. Koffey in connection with his service as a director on the Board, 3,018 of which have vested as of the date hereof and 1,225 of which are scheduled to vest on the earlier of the first anniversary of the grant date or the date of the Issuer's 2026 annual meeting of stockholders.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: MASIMO CORP
Address of issuer's principal executive offices: 52 Discovery, Irvine, California (CA), 92618
Comment: This Amendment No. 16 to Schedule 13D (this "Amendment No. 16") amends and supplements the Schedule 13D filed on August 16, 2022 (as amended and supplemented through the date of this Amendment No. 16, collectively, the "Schedule 13D") by the Reporting Persons, relating to the common stock, par value $0.001 per share, of Masimo Corporation, a Delaware corporation (the "Issuer"). Capitalized terms not defined in this Amendment No. 16 shall have the meaning ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On February 16, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Danaher Corporation, a Delaware corporation ("Parent"), and Mobius Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which, among other things, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent.

On February 16, 2026, in connection with the execution of the Merger Agreement, Politan entered into a Voting and Support Agreement (the "Voting Agreement") with Parent, Merger Sub and the Issuer, pursuant to which and on the terms and subject to the conditions thereof, among other things, Politan has agreed to customary transfer restrictions and to vote its shares of Common Stock in favor of the adoption of the Merger Agreement and the approval of the Merger.

The foregoing summary of the Voting Agreement is not complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is included as Exhibit 99.18 to this Schedule 13D by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on February 17, 2026, and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 74,218,782 shares of Common Stock outstanding as of February 13, 2026, as disclosed in the Merger Agreement, which was included as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on February 17, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

No transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and restated as follows:

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

A certain portion of the shares of Common Stock beneficially owned by the Reporting Persons is held in one or more collateral accounts subject to a standard margin loan facility between Politan Master Fund and unaffiliated financial lender parties.

Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.18: Voting and Support Agreement, dated as of February 16, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on February 17, 2026).

## Signatures
- Politan Capital Management LP: /s/ Quentin Koffey, Quentin Koffey, Managing Member (02/17/2026)
- Politan Capital Management GP LLC: /s/ Quentin Koffey, Quentin Koffey, Managing Member (02/17/2026)
- Politan Capital Partners GP LLC: /s/ Quentin Koffey, Quentin Koffey, Managing Member (02/17/2026)
- Quentin Koffey: /s/ Quentin Koffey, Quentin Koffey (02/17/2026)